UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    or    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes    ☐      No    ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the three months ended June 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
Name: Toru Nakashima
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date: August 19, 2021

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2021

On August 13, 2021, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2021 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2021		June 30, 2021		June 30, 2021
Assets:
Cash and due from banks		¥72,568,875		¥72,681,889	$657,101
Call loans and bills bought		2,553,463		2,841,603	25,690
Receivables under resale agreements		5,565,119		4,936,834	44,633
Receivables under securities borrowing transactions		5,827,448		4,937,235	44,636
Monetary claims bought		4,665,244		4,848,405	43,833
Trading assets		6,609,195		6,082,985	54,995
Money held in trust		309		309	3
Securities	*2	36,549,043	*2	35,919,669	324,742
Loans and bills discounted	*1	85,132,738	*1	84,236,322	761,562
Foreign exchanges		2,173,189		2,575,817	23,287
Lease receivables and investment assets		236,392		232,420	2,101
Other assets		8,590,785		8,621,178	77,942
Tangible fixed assets		1,458,991		1,483,830	13,415
Intangible fixed assets		738,759		740,332	6,693
Net defined benefit asset		565,534		575,970	5,207
Deferred tax assets		29,840		32,027	290
Customers’ liabilities for acceptances and guarantees		9,978,396		10,005,586	90,458
Reserve for possible loan losses		(659,017)		(632,412)	(5,717)

Total assets		¥242,584,308		¥240,120,007	$2,170,871

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2021	June 30, 2021	June 30, 2021
Liabilities and net assets:
Liabilities:
Deposits	¥142,026,156	¥141,732,369	$1,281,370
Negotiable certificates of deposit	12,570,617	12,376,310	111,891
Call money and bills sold	1,368,515	1,611,268	14,567
Payables under repurchase agreements	15,921,103	15,018,033	135,775
Payables under securities lending transactions	2,421,353	1,265,515	11,441
Commercial paper	1,686,404	2,367,935	21,408
Trading liabilities	5,357,649	4,092,409	36,999
Borrowed money	17,679,690	17,932,656	162,125
Foreign exchanges	1,113,037	1,316,671	11,904
Short-term bonds	585,000	415,000	3,752
Bonds	9,043,031	9,045,849	81,781
Due to trust account	2,321,223	2,280,709	20,619
Other liabilities	7,741,638	7,829,210	70,782
Reserve for employee bonuses	89,522	33,985	307
Reserve for executive bonuses	4,408	—	—
Net defined benefit liability	35,334	35,051	317
Reserve for executive retirement benefits	1,081	883	8
Reserve for point service program	24,655	24,799	224
Reserve for reimbursement of deposits	9,982	8,794	80
Reserve for losses on interest repayment	140,758	130,929	1,184
Reserves under the special laws	3,902	3,929	36
Deferred tax liabilities	532,193	542,888	4,908
Deferred tax liabilities for land revaluation	29,603	29,521	267
Acceptances and guarantees	9,978,396	10,005,586	90,458

Total liabilities	230,685,262	228,100,308	2,062,203

Net assets:
Capital stock	2,341,274	2,341,274	21,167
Capital surplus	693,205	693,061	6,266
Retained earnings	6,492,586	6,557,286	59,283
Treasury stock	(13,698)	(13,441)	(122)

Total stockholders’ equity	9,513,367	9,578,181	86,594

Net unrealized gains (losses) on other securities	2,094,605	2,106,545	19,045
Net deferred gains (losses) on hedges	14,723	13,239	120
Land revaluation excess	36,251	36,064	326
Foreign currency translation adjustments	40,390	89,156	806
Accumulated remeasurements of defined benefit plans	127,080	122,799	1,110

Total accumulated other comprehensive income	2,313,051	2,367,804	21,407

Stock acquisition rights	1,791	1,557	14
Non-controlling interests	70,836	72,155	652

Total net assets	11,899,046	12,019,698	108,667

Total liabilities and net assets	¥242,584,308	¥240,120,007	$2,170,871

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Three months ended June 30	2020		2021		2021
Ordinary income		¥970,393		¥951,725	$8,604
Interest income		499,178		442,051	3,996
Interest on loans and discounts		369,696		321,811	2,909
Interest and dividends on securities		64,159		74,476	673
Trust fees		1,143		1,237	11
Fees and commissions		279,735		327,317	2,959
Trading income		69,995		67,364	609
Other operating income		95,532		34,369	311
Other income	*1	24,809	*1	79,386	718
Ordinary expenses		852,261		664,484	6,007
Interest expenses		180,796		87,808	794
Interest on deposits		53,401		20,749	188
Fees and commissions payments		49,991		54,712	495
Trading losses		978		1,582	14
Other operating expenses		35,914		36,457	330
General and administrative expenses		420,908		437,980	3,960
Other expenses	*2	163,670	*2	45,943	415

Ordinary profit		118,131		287,240	2,597

Extraordinary gains	*3	37	*3	16	0
Extraordinary losses	*4	1,346	*4	2,445	22

Income before income taxes		116,823		284,812	2,575

Income taxes		30,758		79,973	723

Profit		86,064		204,838	1,852

Profit attributable to non-controlling interests		(30)		1,595	14

Profit attributable to owners of parent		¥86,095		¥203,243	$1,837

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Three months ended June 30	2020	2021	2021
Profit	¥86,064	¥204,838	$1,852
Other comprehensive income (losses)	265,359	55,480	502
Net unrealized gains (losses) on other securities	277,614	14,503	131
Net deferred gains (losses) on hedges	3,732	1,606	15
Foreign currency translation adjustments	(10,602)	26,720	242
Remeasurements of defined benefit plans	1,610	(4,329)	(39)
Share of other comprehensive income of affiliates	(6,995)	16,979	154

Total comprehensive income	351,424	260,319	2,353

Comprehensive income attributable to owners of parent	350,151	258,184	2,334
Comprehensive income attributable to non-controlling interests	1,272	2,135	19

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at June 30, 2021 which was ¥110.61 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1)	Significant changes in the scope of consolidation

Not applicable.

(2)	Significant changes in the scope of equity method

Not applicable.

(Changes in accounting policies)

Application of Accounting Standard for Revenue Recognition etc.

The Company applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) etc. from the beginning of the period for the three months ended June 30, 2021, and has recognized revenue in an amount expected to be earned in exchange for goods or services at the time when controls of the promised goods or services are transferred to customers.

As for the application of Accounting standards for Revenue Recognition etc., in accordance with transitional treatment stipulated in the proviso of Paragraph 84 of “Accounting Standard for Revenue Recognition”, the cumulative effects by the retroactive application of the new accounting policy previous to the beginning of the period for the three months ended June 30, 2021 are adjusted to “Retained earnings” of the beginning of the period for the three months ended June 30, 2021.

As a result, “Retained earnings” decreased by ¥8,502 million at the beginning of the period for the three months ended June 30, 2021.

In accordance with the transitional measures set forth in paragraph 28-15 of “Accounting Standard for Quarterly Financial Reporting” (ASBJ Statement No.12, March 31, 2020), information on breakdowns of revenues from contracts with customers for the three months ended June 30, 2020 is not disclosed.

(Applied special accounting methods used for preparing quarterly consolidated financial statements)

Accounting treatment of tax expenses

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2022 including the period for the three months ended June 30, 2021. Amounts of Income taxes include Income taxes-deferred.

(Additional information)

Transition from the consolidated corporate-tax system to the group tax sharing system

Companies are required to shift from the consolidated corporate-tax system to the group tax sharing system from the fiscal year beginning on or after April 1, 2022, in accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 8, 2020) enacted on March 31, 2020. However, the Company and certain consolidated domestic subsidiaries, currently adopting the consolidated corporate-tax system, applied the accounting treatment based on the provisions of the Income Tax Act before the amendment for the fiscal year ended June 30, 2021, in accordance with the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 39, March 31, 2020).

(Notes to quarterly consolidated balance sheets)

*1	Risk-monitored loans

Risk-monitored loans at March 31, 2021 and June 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	June 30, 2021
Bankrupt loans	¥69,452	¥59,150
Non-accrual loans	422,551	419,811
Past due loans (3 months or more)	16,784	16,967
Restructured loans	430,080	388,761

Risk-monitored loans	¥938,868	¥884,691

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2021 and June 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	June 30, 2021
Guaranteed amount to privately-placed bonds	¥1,431,071	¥1,442,958

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the three months ended June 30, 2020 and 2021 included the following:

Three months ended June 30, 2020	Millions of yen	Three months ended June 30, 2021	Millions of yen
Gains on sales of stocks	¥13,986	Gains on sales of stocks	¥44,722
		Equity in gains of affiliates	13,275

*2	Other expenses

“Other expenses” for the three months ended June 30, 2020 and 2021 included the following:

Three months ended June 30, 2020	Millions of yen	Three months ended June 30, 2021	Millions of yen
Provision for reserve for possible loan losses	¥83,341	Write-off of loans	¥26,166
Write-off of loans	34,033
Expenses related to equity derivatives	27,283

*3	Extraordinary gains

“Extraordinary gains” for the three months ended June 30, 2020 and 2021 included the following:

Three months ended June 30, 2020	Millions of yen	Three months ended June 30, 2021	Millions of yen
Gains on disposal of fixed assets	¥37	Gains on disposal of fixed assets	¥16

*4	Extraordinary losses

“Extraordinary losses” for the three months ended June 30, 2020 and 2021 included the following:

Three months ended June 30, 2020	Millions of yen	Three months ended June 30, 2021	Millions of yen
Losses on impairment of fixed assets	¥980	Losses on impairment of fixed assets	¥1,790
Provision for reserve for eventual future operating losses from financial instruments transactions	218	Losses on disposal of fixed assets	627

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows are not prepared for the three months ended June 30, 2021. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the three months ended June 30, 2020 and 2021 are as follows:

	Millions of yen
Three months ended June 30	2020	2021
Depreciation	¥52,820	¥54,129
Amortization of goodwill	4,383	3,849

(Notes to stockholders’ equity)

Dividends paid in the three months ended June 30, 2020

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders held on June 26, 2020	Common stock	¥136,952	¥100	March 31, 2020	June 29, 2020	Retained earnings

Dividends paid in the three months ended June 30, 2021

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders held on June 29, 2021	Common stock	¥130,190	¥95	March 31, 2021	June 30, 2021	Retained earnings

(Notes to segment and other related information)

[Segment information]

1. Information on profit and loss amount by reportable segment

Three months ended June 30, 2020	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥120,400	¥261,700	¥168,000	¥147,800	¥(19,998)	¥677,902
Expenses	(70,200)	(222,000)	(90,500)	(19,800)	(18,408)	(420,908)
Others	8,400	600	5,000	9,600	(19,216)	4,384

Consolidated net business profit	¥58,600	¥40,300	¥82,500	¥137,600	¥(57,622)	¥261,378

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

Three months ended June 30, 2021	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥148,200	¥279,400	¥187,900	¥132,900	¥(56,622)	¥691,778
Expenses	(74,600)	(233,300)	(106,300)	(21,400)	(2,380)	(437,980)
Others	12,200	300	11,700	8,300	(19,225)	13,275

Consolidated net business profit	¥85,800	¥46,400	¥93,300	¥119,800	¥(78,227)	¥267,073

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Three months ended June 30, 2020	Millions of yen
Consolidated net business profit	¥261,378
Other ordinary income (excluding equity in gains of affiliates)	20,424
Other ordinary expenses	(163,670)

Ordinary profit on quarterly consolidated statements of income	¥118,131

Note:    Figures shown in the parenthesis represent the loss.

Three months ended June 30, 2021	Millions of yen
Consolidated net business profit	¥267,073
Other ordinary income (excluding equity in gains of affiliates)	66,110
Other ordinary expenses	(45,943)

Ordinary profit on quarterly consolidated statements of income	¥287,240

Note:    Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There are no significant matters to be disclosed regarding financial instruments.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the quarterly consolidated balance sheets.

1.    Bonds classified as held-to-maturity

Millions of yen
	Consolidated		Net unrealized
March 31, 2021	balance sheet amount	Fair value	gains (losses)
Japanese government bonds	¥—	¥—	¥—
Japanese local government bonds	22,300	22,239	(60)
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥22,300	¥22,239	¥(60)

Note: The fair values are based on their market prices and others at the end of the fiscal year.
Millions of yen
	Quarterly consolidated		Net unrealized
June 30, 2021	balance sheet amount	Fair value	gains (losses)
Japanese government bonds	¥—	¥—	¥—
Japanese local government bonds	22,300	22,320	20
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥22,300	¥22,320	¥20

Note: The fair values are based on their market prices and others at the end of the period.

2. Other securities

	Millions of yen
March 31, 2021	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,294,609	¥3,550,247	¥2,255,637
Bonds	17,647,205	17,655,237	8,032
Japanese government bonds	14,307,684	14,293,610	(14,074)
Japanese local government bonds	733,276	732,622	(654)
Japanese corporate bonds	2,606,244	2,629,005	22,761
Other	14,079,437	14,747,596	668,159

Total	¥33,021,251	¥35,953,082	¥2,931,830

Notes:	1.	Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.
2.

Net unrealized gains (losses) on other securities shown above include gains of ¥399 million for the fiscal year ended March 31, 2021 that are recognized in the earnings by applying fair value hedge accounting.

	Millions of yen
June 30, 2021	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,258,865	¥3,474,958	¥2,216,092
Bonds	17,398,384	17,415,990	17,606
Japanese government bonds	13,916,983	13,908,526	(8,457)
Japanese local government bonds	831,767	833,133	1,365
Japanese corporate bonds	2,649,633	2,674,331	24,697
Other	13,657,033	14,372,846	715,812

Total	¥32,314,284	¥35,263,794	¥2,949,510

Notes:	1.	Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.
2.

Net unrealized gains (losses) on other securities shown above include losses of ¥5,824 million for the three months ended June 30, 2021 that are recognized in the earnings by applying fair value hedge accounting.

3.    Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose quarterly consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the quarterly consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2021 and for the three months ended June 30, 2021 were ¥8,480 million and ¥3,315 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.	Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2021

There are no corresponding transactions.

Three months ended June 30, 2021

There are no corresponding transactions.

2.	Other money held in trust (Other than trading and held to maturity)

	Millions of yen
March 31, 2021	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥309	¥309	—

Note:    Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.

	Millions of yen
June 30, 2021	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥309	¥309	—

Note:    Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.

(Notes to derivative transactions)

(1)	Interest rate derivatives

	Millions of yen
March 31, 2021	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥25,888,051	¥(399)	¥(399)
Interest rate options	186,354,379	24,132	24,132
Over-the-counter
Forward rate agreements	110,232,727	(3)	(3)
Interest rate swaps	468,245,252	236,177	236,177
Interest rate swaptions	12,923,702	(5,569)	(5,569)
Caps	78,116,759	(30,248)	(30,248)
Floors	6,387,606	1,437	1,437
Other	7,937,112	49,813	49,813

Total	/	¥275,340	¥275,340

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2021	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥23,004,962	¥309	¥309
Interest rate options	187,796,537	23,424	23,424
Over-the-counter
Forward rate agreements	71,882,459	(0)	(0)
Interest rate swaps	476,309,844	275,632	275,632
Interest rate swaptions	15,399,272	(9,355)	(9,355)
Caps	81,833,581	(30,723)	(30,723)
Floors	6,454,084	4,027	4,027
Other	7,614,640	47,319	47,319

Total	/	¥310,632	¥310,632

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(2)	Currency derivatives

	Millions of yen
March 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥8,068	¥93	¥93
Over-the-counter
Currency swaps	76,626,201	(78,194)	161,586
Currency swaptions	590,391	(375)	(375)
Forward foreign exchange	77,285,120	134,477	134,477
Currency options	5,349,872	(2,957)	(2,957)

Total	/	¥53,043	¥292,824

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the table above.

	Millions of yen
June 30, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥10,221	¥(29)	¥(29)
Over-the-counter
Currency swaps	75,697,308	88,654	160,915
Currency swaptions	556,699	(392)	(392)
Forward foreign exchange	76,966,090	41,810	41,810
Currency options	5,214,487	(5,193)	(5,193)

Total	/	¥124,849	¥197,109

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the table above.

(3)	Equity derivatives

	Millions of yen
March 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥1,608,787	¥4,413	¥4,413
Equity price index options	950,757	(35,025)	(35,025)
Over-the-counter
Equity options	158,739	12,997	12,997
Equity index forward contracts	3,574	98	98
Equity index swaps	280,436	11,472	11,472

Total	/	¥(6,043)	¥(6,043)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥890,999	¥9,830	¥9,830
Equity price index options	1,142,654	(18,577)	(18,577)
Over-the-counter
Equity options	212,018	8,746	8,746
Equity index forward contracts	3,740	(155)	(155)
Equity index swaps	296,157	424	424

Total	/	¥268	¥268

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(4)	Bond derivatives

	Millions of yen
March 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥2,944,735	¥536	¥536
Bond futures options	70,891	(52)	(52)
Over-the-counter
Bond forward contracts	103	3	3
Bond options	226,347	15	15

Total	/	¥503	¥503

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥5,673,299	¥306	¥306
Bond futures options	47,883	2	2
Over-the-counter
Bond forward contracts	—	—	—
Bond options	237,384	227	227

Total	/	¥536	¥536

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(5)	Commodity derivatives

	Millions of yen
March 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥30,916	¥532	¥532
Over-the-counter
Commodity swaps	76,264	1,973	1,973
Commodity options	2,484	(486)	(486)

Total	/	¥2,019	¥2,019

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
June 30, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥19,367	¥652	¥652
Over-the-counter
Commodity swaps	72,358	1,813	1,813
Commodity options	3,580	(520)	(520)

Total	/	¥1,944	¥1,944

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
March 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥2,774,559	¥(5,716)	¥(5,716)

Total	/	¥(5,716)	¥(5,716)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2021	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥2,641,676	¥(6,017)	¥(6,017)

Total	/	¥(6,017)	¥(6,017)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(Business combination)

There is no significant business combination to be disclosed.

(Revenue recognition)

Information on breakdown of revenues from contracts with customers.

Three months ended June 30	Millions of yen
2021
Ordinary income	¥951,725
Fees and commissions	327,317
Deposits and loans	38,082
Remittances and transfers	35,873
Securities-related business	43,394
Agency	2,237
Safe deposits	1,997
Guarantees	20,314
Credit card business	79,396
Investment trusts	46,845
Others	59,173

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instrument” (ASBJ Statement No. 10) is also included in the table above.

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method are as follows:

Three months ended June 30	Millions of yen, except per share data and number of shares
	2020	2021
(i) Earnings per share	¥62.86	¥148.30
[The calculation method]
Profit attributable to owners of parent	86,095	203,243
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	86,095	203,243
Average number of common stock during the period (in thousands)	1,369,568	1,370,486
(ii) Earnings per share (diluted)	¥62.83	¥148.24
[The calculation method]
Adjustment for profit attributable to owners of parent	(0)	—
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(0)	—
Increase in the number of common stock (in thousands)	722	597
Stock acquisition rights (in thousands)	722	597
Outline of dilutive shares which were not included in the calculation of “Earnings Per Share (diluted)” because they do not have dilutive effect and have significant changes from the fiscal year ended March 31, 2021:	—	—

(Significant Subsequent Events)

There are no significant subsequent events to be disclosed.

(Others)

Not applicable.